UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 16, 2023

Digital Transformation Opportunities Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-40177	85-3984427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10250 Constellation Blvd, Suite 23126 Los Angeles, CA	90067
(Address of principal executive offices)	(Zip Code)

(360) 949-1111

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-fourth of one redeemable warrant	DTOCU	The Nasdaq Stock Market LLC
Shares of Class A common stock, included as part of the units	DTOC	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	DTOCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

As previously disclosed, on October 5, 2022, Digital Transformation Opportunities Corp., a Delaware corporation (“DTOC”), entered into a Business Combination Agreement, which was subsequently amended and restated on January 6, 2023, April 27, 2023 and June 14, 2023, with American Oncology Network, LLC, a Delaware limited liability company (“AON”), pursuant to which the combined company will be organized in an umbrella partnership C corporation structure, in which substantially all of the assets and the business of the combined company will be held by AON (the “Business Combination”). Upon the consummation of the Business Combination, the members of AON will include DTOC and current common unitholders of AON, and DTOC will be renamed American Oncology Network, Inc. (“New AON”).

As previously disclosed, the Board of Managers of AON has authorized and approved the issuance to its employees (which includes certain employees of AON that are holders of practice profit pool interests) of up to 460 AON Class B-1 units (as defined below) that have the same rights, terms and restrictions of the other Class B units of AON issued and outstanding under AON’s operating agreement, but that will vest only upon the consummation of the Business Combination (the “AON Class B-1 units”). To incentivize retention of AON employees following the consummation of the Business Combination and further align the interests of AON employees with those of stockholders, DTOC has offered to the holders of AON Class B-1 units to exchange, as of immediately prior to the adoption of the Amended and Restated LLC Agreement of AON (the “Amended and Restated AON LLC Agreement”), a number of newly issued shares of Class A common stock of New AON (the “New AON Class A common stock”) equal to the net equity value of AON (without taking into account any AON Class B-1 units participating in the Exchange Offer (as defined below)) divided by $10.00 (the “Per Company Unit Exchange Ratio”) for each AON Class B-1 unit held by such holder (such offer, the “Exchange Offer”). Concurrently with the Exchange Offer, DTOC and AON have also solicited consents from the holders of AON Class B-1 units to certain amendments to the terms of the awards and the unit grant agreements pursuant to which the AON Class B-1 units were granted (the “Consent Solicitation”) to provide for the automatic exchange, as of immediately prior to the adoption of the Amended and Restated AON LLC Agreement, of all AON Class B-1 units not otherwise tendered in the Exchange Offer into a number of newly issued shares of New AON Class A common stock equal to the Per Company Unit Exchange Ratio for each AON Class B-1 unit held by each applicable holder (collectively, the “Proposed Amendments”). The tender of AON Class B-1 units in the Exchange Offer is deemed automatically to constitute delivery of a consent by the holder of such units to the Proposed Amendments.

The Exchange Offer expired at midnight, Eastern time, on August 15, 2023. According to information provided by AON, the exchange agent for the Exchange Offer, 401 AON Class B-1 units, representing approximately 99% of the issued and outstanding AON Class B-1 units, were validly tendered and not validly withdrawn pursuant to the Exchange Offer, and, as a result of the foregoing, DTOC and AON received the sufficient consents to approve the Proposed Amendments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 16, 2023

DIGITAL TRANSFORMATION OPPORTUNITIES CORP.

By:	/s/ Kyle Francis
Name: Title:	Kyle Francis Chief Financial Officer